NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 09, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 25, 2022, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Volt Information Sciences Inc. and Vega MergerCo, Inc., a a wholly owned subsidiary of Vega Consulting, Inc., an affiliate of American CyberSystems, Inc., which became effective on April 25, 2022, each share or Common Stock of Volt Information Sciences Inc. not previously tendered was converted into USD 6.00 in cash, net of applicable withholding taxes and without interest. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 26, 2022.